EXECUTIVE EMPLOYMENT AGREEMENT

BY AND BETWEEN

S. MARK NICHOLLS

AND

SHARING SERVICES GLOBAL CORPORATION

EXECUTED TO BE EFFECTIVE AS OF FEBRUARY 1, 2021

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EXECUTIVE EMPLOYMENT AGREEMENT

[Chief Financial Officer]

This **EXECUTIVE EMPLOYMENT AGREEMENT** (the "Agreement") deemed to be effective February 1, 2021 (the "Effective Date"), is entered into by and between **SHARING SERVICES GLOBAL CORPORATION**, a Nevada corporation (the "Company") and **S. MARK NICHOLLS** ("Nicholls").

RECITALS:

WHEREAS, Nicholls has meaningful experience in the governance, oversight and control of publicly traded companies;

WHEREAS, the Company believes that Nicholls will be an integral part of the global expansion of the Company's business interests;

WHEREAS, subject to the terms and conditions set forth in this Agreement, the Company desires that from and after the Effective Date, Nicholls will be employed as an executive of the Company with the title of Chief Financial Officer;

WHEREAS, Nicholls desires to accept such employment; and

WHEREAS, Nicholls and the Company desire to formalize the terms and conditions of Nicholls's employment in such capacity as follows:

AGREEMENT:

NOW THEREFORE, for and in consideration of the foregoing premises, the mutual covenants, promises and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confirmed, the Company and Nicholls hereby agree as follows:

I.

DEFINITIONS

The various defined terms used in this Agreement, shall have the meaning ascribed to such terms in this Agreement, including as set out on **Schedule "A"** attached hereto and incorporated herein.

II.

EMPLOYMENT

2.1 Employment; Title. Subject to the terms and conditions of this Agreement, the Company hereby initially employs Nicholls as Chief Financial Officer of the Company and Nicholls hereby accepts such employment as of the Effective Date.

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2.2 Duties And Responsibilities.

2.2.1 Nicholls will duly and diligently perform all the duties and responsibilities assigned to Nicholls and commensurate with, and which are otherwise commonly incident to, Nicholls's position while in the employ of the Company, including those duties as may be described in: (i) the Company's Bylaws and governance documents, (ii) as further described on **Schedule "B"** attached hereto and (iii) as may be assigned by the Board of Directors or the CEO.

2.2.2 Nicholls will truly and faithfully account for and deliver to the Company all money, securities and things of value belonging to the Company which Nicholls may from time to time receive for, from or on account of the Company and further comply with all authority parameters as set out in this Agreement.

2.3 Sufficient Time And Attention. Nicholls will devote full time, attention and effort to the business and affairs of the Company. Nicholls further agrees to well and faithfully serve the Company and will use his best efforts to promote the interests of the Company, subject to applicable law. Nicholls may, as directed, work flexible hours provided that he seeks, in good faith, to discharge his responsibilities hereunder.

2.4 Place Of Employment. Nicholls will perform his work and services at the site and offices as the CEO or Board of Directors may direct, but it is intended that Nicholls will be officed in the headquarters of Company which is currently located in its office in the Dallas - Ft. Worth Metroplex. However, Nicholls acknowledges that the performance of Nicholls's duties and functions will, from time to time, require travel to other locations which could include Asia as well as other international and national locales.

2.5 Reporting Obligations.

2.5.1 Direct Reporting. In your position as Chief Financial Officer, you will directly report to the Company's Chief Executive Officer.

2.5.2 Company Board Of Directors: The Company Board of Directors shall also have oversight of all aspects of the Company, and in connection with that oversight, Nicholls will be tasked from time-to-time, to present updates and reports to the Board upon request of the Board or the Company CEO.

III. TERM AND REVIEW

3.1 Term. The Term of this Agreement shall be three (3) years (the "Term").

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3.2 Renewal By Company. Any time after the expiration of the second (2nd) year but prior to the expiration of the third (3rd) year of the Term, either Party may elect to seek to negotiate an extension of the Term. Any such extension, however, shall not be effective unless agreed to in writing, as an amendment to this Agreement.

3.3 Annual Review. Nicholls agrees that he will receive an annual review of his employment and job performance in accordance with the Company's standard personnel policies and procedures.

IV.

COMPENSATION

As the total consideration for Nicholls's services to be rendered pursuant to the terms of this Agreement, the Company shall compensate Nicholls, as follows:

4.1 Base Salary.

4.1.1 Initial Base Salary. The Company will pay Nicholls an initial annual base salary of Two Hundred Thirty Thousand And No/100 Dollars ($230,000.00), payable in regular equal monthly installments in accordance with the customary payroll practices of the Company (the "Base Salary").

4.1.2 Deductions. Nicholls's Base Salary shall also be subject to deductions as required by law or as appropriate under the Company's payroll deduction procedures and policies.

4.1.3 Definition. As used in this Agreement, the term "Annual Base Salary" (as described in Article V below), shall mean the Base Salary then in effect for the applicable year of this Agreement.

4.2 Discretionary Bonus.

4.2.1 General Scope. Executive shall be eligible to participate in such bonus plan as may be approved from time to time by the Board of Directors; provided that nothing herein shall obligate Company to pay any bonuses to Executive.

4.3 Benefits.

4.3.1 General Description. The Company shall also provide to Nicholls, at Company's expense, health insurance, dental insurance, vision insurance and other employee benefit plans and programs, to the extent that such programs and benefits are provided by the Company (collectively the "Benefits"). Additionally, as to the medical insurance coverage, the Company shall provide to Nicholls's immediate family (spouse and child dependents), at its sole cost such health, dental and vision insurance as the Company may from time to time make available to its other executive employees. Nicholls shall be entitled to participate in additional benefits (other than the Benefits) as the Company may create from time to time for all of its other employees (such additional benefits adopted from time to time by the Company shall be deemed part of the "Benefits" defined above). The Company does not guarantee that these will be "qualified plans" as defined by the IRS.

4.3.2 Source Of Payments And Other Compensation. Nicholls hereby acknowledges and agrees that all payments provided under this Agreement represent an unfunded and unsecured obligation of the Company, shall be paid in cash solely from the general funds and resources of the Company, and, except as required by law, no special or separate trust or fund shall be established and no other segregation of assets shall be made to assure payment.

4.4 Personal Time Off.

4.4.1 Nicholls shall be entitled to fifteen (15) days annual personal time off ("PTO") in accordance with the Company's published policies (provided that same have been provided to Nicholls).

4.4.2 Nicholls shall take Nicholls's PTO entitlement in each twelve (12) month period and shall not accrue more than one (1) year's PTO entitlement from one rolling twelve (12) month period to the next.

4.4.4 Upon termination of Nicholls's employment for any reason other than for Cause, the Company shall pay to Nicholls (in addition to all other amounts described in Article V. of this Agreement) the economic value of accrued PTO benefits, if any, at a rate based on Nicholls's Annual Base Salary.

4.5 Expenses.

4.5.1 Out-Of-Pocket. The Company shall reimburse Nicholls for all reasonable out-of-pocket expenses properly incurred by Nicholls in the course of employment with the Company. Nicholls shall provide the Company with appropriate statements and receipts verifying such expenses within the timeframe set out in the Company Expense Policy. Such reimbursement shall be paid upon full and complete submission and verification and shall not be unreasonably withheld, conditioned, or delayed.

4.5.2 Automobile. During the Term, the Company will provide a vehicle allowance ("Vehicle Allowance") to Nicholls in the amount of Seven Hundred and No/100 Dollars ($700.00) per month for the purchase or lease and operation of an automobile for use in connection with the performance of Nicholls's duties hereunder.

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4.5.3 Cell Phone/Service. During the term, the Company shall provide to Nicholls a cell phone allowance ("Phone Allowance") in the amount of One Hundred and No/100 ($100.00) per month for the purchase or lease and operation of a phone for use in connection with the performance of Nicholls' duties hereunder.

4.5.4 Airline And Other Travel Expenses.

4.5.4.1 Nicholls's airline travel shall be determined by the Company CEO and such travel privileges shall be as follows: (i) coach class airfare on a commercial carrier when the flight for the applicable trip is within the continental United States and the flight time is four (4) hours or less or as approved by the Company CEO and (ii) first class/business class airfare on a commercial carrier when the flight for the applicable trip is outside the continental United States or the flight time exceeds four (4) hours (collectively, the "Approved Airfare Privileges").

4.5.4.2 Under certain circumstances, in the discretion of the Company, any expenses associated with the Approved Airfare Privileges (and any other business travel expenses including hotel, car rentals, transfers, meals and alike) may be directly paid for by the Company (and the Company shall have the right to utilize credit card award points relating to such expenses at its election).

4.5.4.3 When any such expenses are paid for directly by Nicholls, Nicholls shall submit all travel expenses to the Company in writing, in a form and content as determined by the Company. Subsequently, upon the Company's acceptance and approval of the amounts expended by Nicholls for such airline and other travel expenses, the Company shall reimburse Nicholls for all such approved costs.

4.5.5 Company Expense And Travel Policy. The provisions of this Section 4.5 shall be further subject to, and governed by, the Company's "Expense And Travel Policy", as may be amended from time to time.

4.6 Stock Warrants; Vesting.

4.6.1 Warrants.

4.6.1.1 Initial Warrants. The Company shall issue to Nicholls (or his designee trust), a warrant to purchase One Million (1,000,000) Shares of the Company's Common Stock (the "Initial Warrants").

4.6.1.2 Subsequent Warrants. During the Term, the Company shall further issue to Nicholls (or his designee trust), on each of the next two anniversaries of the Effective Date (the "Issuance Anniversary Date"), a warrant to purchase an additional One Million (1,000,000) Shares of the Company's Common Stock (the "Subsequent Warrants").

4.6.1.3 Compensatory Stock Warrants. All warrants ("Warrants") issued to Nicholls under this Agreement are compensation for services rendered to the Company by the Nicholls and are compensatory stock warrants governed by Section 382 of the U.S. Tax Code. Issuance of all Warrants to the Nicholls (Issued Warrants or Subsequent Warrants) will be subject to the terms and conditions of this Agreement and that certain additional Nicholls Compensatory Stock Warrant

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Agreement (the "Warrant Agreement") to be executed by Nicholls at the time of issuance of such Warrants. Should there be any conflict, regarding the terms of the Warrants, between this Agreement and the Warrant Agreement, the terms of the Warrant Agreement shall govern and control over this Agreement.

4.6.2 Vesting.

4.6.2.1 Initial Warrants. The Issued Warrants described in Section 4.6.1.1 above shall vest ninety (90) days after the Effective Date.

4.6.2.2 Subsequent Warrants. The Subsequent warrants shall vest on the Issuance Anniversary Date. Nicholls's right to exercise any Warrants shall be expressly contingent on Nicholls's continued employment by the Company.

4.6.3 Exercise.

4.6.3.1 The Initial Warrants may be exercised by Nicholls upon written notice to the Company at the average price of the Stock for the ten (10) day trading period immediately following the Effective Date (the "Strike Price").

4.6.3.2 Any Subsequent Warrants may be exercised by Nicholls upon written notice to the Company at the average price of the Stock for the ten (10) day trading period immediately preceding the Issuance Anniversary Date.

4.6.4 Special Circumstances.

4.6.4.1 In the event that the Company effects any forward or reverse split of the Shares prior to the date on which all of the Shares have been issued (upon exercise of the Warrants described in this Agreement), then the remaining Shares issuable to Nicholls hereunder shall automatically be proportionally adjusted to reflect the effect on the outstanding shares.

4.6.4.2 In the event that this Agreement is terminated for Cause under Section 5.1, then any Warrants which have not been exercised as of the date of such Cause termination shall be forfeited, regardless of vesting.

4.6.4.3 In the event that this Agreement is terminated on the Death of Nicholls under Section 5.6, then all Warrants that vest through the next anniversary of the Effective Date of this Agreement, shall vest on the Date Of Termination. All unvested Warrants for the purchase of Shares shall then be forfeited.

4.7 Restriction On Transfer; Drag-Along Agreement.

4.7.1 Nicholls shall not sell or transfer any of his Warrants without the prior written consent of the Company.

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4.7.2 If holders of more than fifty percent (50%) of the outstanding Common Stock agree to, or vote as, Shareholders of the Company in favor of any merger, stock acquisition, sale of assets or comparable transaction (an "Acquisition Transaction"), then Nicholls agrees to approve, vote his Shares in favor of, and sell his Shares pursuant to the terms of, such Acquisition Transaction. Nicholls agrees to execute all documents and do all such other acts and things as may be required by the Company to consummate an Acquisition Transaction.

V.

TERMINATION

5.1 Termination By The Company. Subject to the provisions of this Article V., the Company's CEO or Board of Directors may terminate Nicholls's employment with the Company at any time by giving a written notice in accordance with the notice provisions contained in Section 7.1 (a, "Notice Of Termination").

5.2 Termination By Nicholls. Subject to the provisions of this Article V., Nicholls may terminate Nicholls's employment with the Company at any time by giving a written Notice Of Termination to the Company at least thirty (30) days in advance of the effective date of same. Such form of termination shall be referred to herein as termination "Without Good Reason".

5.3 Payments On Termination Without Cause Or For Good Reason. If Nicholls's employment with the Company is terminated: (i) by the Company pursuant to Section 5.1 for any reason other than Cause, or (ii) is terminated by Nicholls pursuant to Section 5.2 for Good Reason, the Company shall:

(a) at Nicholls's election, pay to Nicholls an aggregate amount equivalent to three (3) months Annual Base Salary, payable in three (3) equal monthly installments, commencing on the date which is the one (1) month anniversary of the Date of Termination or

(b) at Nicholls's election, pay to Nicholls an aggregate amount equivalent to the Annual Base Salary due for the remainder of the Term, payable in equal monthly installments, commencing on the date which is the one (1) month anniversary of the Date of Termination where the Good Reason is listed on Schedule A as 8(b), 8(c), 8(e) or 8(f).

5.4 Payments On Termination By Company For Cause Or On Termination By Nicholls Without Good Reason. If Nicholls's employment with the Company is terminated by the Company pursuant to Section 5.1 for Cause, or if such employment is terminated by Nicholls pursuant to Section 5.2 Without Good Reason, the Company shall:

(a) pay to Nicholls an amount equal to the Annual Base Salary earned by Nicholls up to the Date of Termination (and any outstanding PTO pay, if any) calculated as of such Date of Termination;

(b) reimburse Nicholls in accordance with Section 4.5 for any expenses incurred by Nicholls up to and including the Date of Termination; and

5.6 Payments On Death Of Nicholls. Upon the death of Nicholls, the Company shall:

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(a) at the election of the Surviving Spouse or, if not applicable, of the administrator of Nicholls's estate pay to Nicholls's Surviving Spouse (or, if not applicable, to Nicholls's estate) an amount equivalent to three (3) months Annual Base Salary, such payment to be made in three (3) equal monthly installments beginning upon the one (1) month anniversary of the Date of Death;

(b) reimburse in accordance with Section 4.5 for any expenses incurred by Nicholls up to and including the Date of Death;

5.7 Termination By Mutual Agreement. Notwithstanding the above provisions, Nicholls's employment pursuant to this Agreement may be terminated at any time by mutual written agreement signed by Nicholls and the Board of the Company. The financial consequences arising out of any such mutual termination shall be governed by the terms of the written document evidencing such termination arrangement.

5.8 Return Of Property.

5.8.1 Delivery Obligation. Upon termination of this Agreement, Nicholls shall promptly deliver or cause to be delivered to Company whether in his possession, charge, control or custody: (i) all equipment, books, Phones, documents, money, securities or other items which are the property of Company; (ii) access codes, passwords, security codes, keys, passcodes and the like; and (iii) all account related codes, account numbers and/or access authorizations which relate to commercial transaction processing transactions of Company or any of its Subsidiaries.

5.8.2 No Retention. Nicholls shall not retain a copy (nor transmit a copy of same to any other person or entity) of any of the foregoing matters described in Section 5.8.1, above.

5.9 No Termination Claims. Upon any termination of Nicholls's employment by the Company in compliance with this Agreement or upon any termination of Nicholls's employment by Nicholls, Nicholls will have no action, cause of action, claim or demand against the Company, any related or associated companies or any other person as a consequence of such termination, it being the intent and agreement of Nicholls and the Company that the terms of this Agreement shall establish the rights of the Nicholls and obligations of the Company in connection with Nicholls's employment termination. Provided, however, Nicholls reserves all rights to seek and/or compel enforcement of this Agreement against the Company.

5.10 Non-Derogation Covenant.

5.10.1 Nicholls Covenant. During the Term and thereafter following any termination of this Agreement, Nicholls agrees that Nicholls will not say, publish or do any act or thing that disparages or casts the Company and/or its Subsidiaries, its officers, Directors, employees, agents and/or representatives in any unfavorable light, or which could result in injury to any such person's reputation.

5.10.2 Company Covenant. The Company agrees that it shall make no public announcement unless mutually agreed, regarding Nicholls's past employment with the Company which disparages

or casts Nicholls in an unfavorable light or which could cause injury to Nicholls's reputation. Nicholls and the Company agree that neither shall make any press release or other public announcement concerning this Agreement, except to the extent required by applicable law, including any law or regulation of the United States Securities And Exchange Commission. The Company also agrees that it shall take reasonable efforts to ensure that its officers, Directors, employees, agents and/or representatives will not say, publish or do any act or things that disparages Nicholls in any unfavorable light, or which could result in injury to reputation.

5.11 Provisions Which Operate Following Termination. Notwithstanding any termination of Nicholls's employment under this Agreement for any reason whatsoever (whether with or without Cause or otherwise), the provisions of Articles IV., V. and VI. of this Agreement (as well as any other provisions of this Agreement necessary to give efficacy thereto) will continue in full force and effect following such termination.

5.12 Events Of Default. The applicable Party (within the context set out below) shall be in default under this Agreement upon the occurrence of any of the following events or conditions (herein called an "Event of Default"):

(a) The Company is dissolved or involved in a receivership or bankruptcy proceeding; or

(b) Any Material breach by either Party of any non-monetary provision of this Agreement which has not been cured within fifteen (15) days of the date of issuance of written notice to the Defaulting Party by the Non-Defaulting Party.

5.13 Reasonableness. The Parties agree that the provisions of this Article V. are fair and reasonable and that the amounts payable by the Company to Nicholls or for Nicholls's benefit pursuant to Article V. are reasonable estimates of the damages which will be suffered by Nicholls in the event of the termination of employment with the Company in the circumstances set out in this Article V. and will not be construed as a penalty.

5.14 All Inclusive Nature. The Parties agree that the payments under this Article V. will be deemed to include: (a) all termination pay and Transition Period pay owing to Nicholls; and (b) any other or further amount of notice, pay in lieu of notice, or other amount which could be claimed at common law or under any statute or other law in any jurisdiction throughout the world, in respect of the termination of Nicholls's employment.

5.15 Transition Period. Upon termination of this Agreement, and for a period of up to 180 days thereafter (the "Transition Period"), Executive shall make himself available to assist the Company with transition projects assigned to him by the CEO and/or the Board. During the Transition Period, Executive will continue to receive his salary and benefits which are covered in Sections 4.1, 4.3 and 4.5.

VI.

NON-COMPETITION COVENANT/NON-SOLICITATION AND NO ADVERSE ACTION

6.1 Non-Competition Covenant/Scope.

6.1.1 In partial consideration for the compensation paid by the Company to Nicholls under this Agreement, Nicholls shall not directly or indirectly engage in any action, activity or business venture in competition with the Company during the Term and for the six (6) month time period commencing upon the earlier of: (i) the expiration of the Term of this Agreement or (ii) the Date Of Termination of this Agreement.

6.1.2 Basis For Restriction. Nicholls recognizes that the Company's need for a restrictive covenant is based on many factors, including, but not limited to, the following:

(a) Nicholls will, during the term of this Agreement, be personally entrusted with and exposed to the Confidential Information of the Company; and

(b) The Company will suffer great loss if Nicholls were to terminate this Agreement and thereafter enter, directly or indirectly, into competition with the Company.

6.1.3 Time Restriction. The covenants in this Article VI shall be effective during the period in which this Agreement is in effect and for an additional period as set out in Section 6.1, above.

6.2 Construction Of Covenants.

6.2.1 It is understood and agreed that the scope of the covenants contained in this Article VI. are reasonable as to time, area, and scope and are necessary to protect the Company.

6.2.2 Nevertheless, it is further agreed that such covenant shall be regarded as divisible and shall be operative as to time, area, and scope, to the extent that it may be so operative, and if any part of it is declared invalid or unenforceable as to time, area or scope, the validity and enforceability of the remainder shall not be affected.

6.2.3 In furtherance of the foregoing, the Parties agree to grant the exclusive right to any court or arbitral authority to reform the provisions of such covenants in order to render same enforceable and valid.

6.3 Non-Solicitation Of Employees, Independent Distributors, Vendors, Suppliers Or Customers.

6.3.1 As an independent covenant, Nicholls shall not directly or indirectly induce or influence or attempt to induce or influence, whether on his own behalf or on behalf of any other

party, any employee, independent distributor, consultant(s), vendor, supplier or customer of the Company to terminate such person's employment, distribution, vendor, supplier, or customer relationship with the Company for the purpose of competing with the Company and its business operations including those of its Subsidiaries or Subsidiary Affiliates.

6.3.2 This covenant shall be effective during the period in which this Agreement is in effect and for an additional period of twelve (12) months thereafter.

6.4 No Adverse Actions. In partial consideration for the Company's willingness to enter into this Agreement, Nicholls agrees that he shall not directly or indirectly induce or influence or attempt to induce or influence or otherwise act in concert with, whether on his own behalf or on behalf of any other party, any Shareholder of the Company owning five percent (5%) or greater of any class of the Company's stock to take any adverse action, including litigation against the Company or any Subsidiary or Subsidiary Affiliate.

6.5 Injunctive Relief. In the event of a breach or threatened breach by Nicholls of the provisions of this Agreement, the Company shall be entitled to injunctive relief restraining Nicholls from violating Sections 6.1, 6.3 and 6.4 of this Agreement. Nothing herein shall prohibit the Company from pursuing any other remedy available to it for such breach or threatened breach, including the recovery of damages and attorney's fees from Nicholls.

6.6 Safe Harbor. Notwithstanding any provision in this Agreement in general, and this Article VI. in particular to the contrary, Nicholls shall not be in default or breach of this Agreement as a result of Nicholls's actions relating to those ventures identified on **Schedule "C"** of this Agreement ("Other Ventures").

6.7 No Right Of Enforcement. Notwithstanding any provision in this Agreement to the contrary, the Company shall ONLY have the right to seek enforcement of Section 6.1 above against Nicholls in the event the employment of Nicholls is: (i) terminated by the Company for Cause or (ii) terminated by Nicholls without Good Reason.

6.8 Purpose. Nicholls understands and agrees that the purpose of the foregoing covenants of this Article VI is to protect the legitimate business interests of the Company and is not to restrict Nicholls's mobility or to prevent him from utilizing general skills in this field.

VII.

GENERAL

7.1 Notices. Any demand, notice or other communication ("Communication") to be given in connection with this Agreement will be given in writing by personal delivery, by registered mail or by electronic means of communication addressed to the recipient as follows:

To The Company:

Sharing Services Global Corporation
1700 Coit Road, Suite 100
Plano, Texas 75075
Attention: CEO

To Nicholls:

S. Mark Nicholls
Address on file with Human Resources

or such other address, individual or electronic communication number as may be designated by notice given by either Party to the other. Any Communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery of the Communication and, if given by registered mail, on the third day, other than a Saturday, Sunday or statutory holiday in the State of Texas USA, following the deposit of the Communication in the mail and, if given by electronic communication, on the day of transmittal of the Communication if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on any day. If the Party giving any Communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of mail, any such Communication may not be mailed but must be given by personal delivery or by electronic communication.

7.2 **Time Of Essence.** Time will be of the essence of this Agreement.

7.3 **Sections And Headings.** The division of this Agreement into Articles and Sections and the insertion of headings are for the convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

7.4 **Number.** In this Agreement words importing the singular number only will also include the plural and vice versa and words importing the masculine gender will include the feminine and neuter genders and vice versa and words importing persons will include individuals, partnerships, associations, trusts, unincorporated organizations and companies and vice versa.

7.5 **Benefit Of Agreement.** This Agreement will inure to the benefit of and be binding upon the heirs, executors, administrators and legal personal representatives of Nicholls and the successors and permitted assigns of the Company respectively.

7.6 **Entire Agreement.** Except for the Assignment and other documents executed in conjunction with Nicholls's subscription for the purchase of an ownership interest in the Company (and of all documents necessary to effectuate such transaction), this Agreement constitutes the entire agreement between the Parties with respect to the subject matter of this Agreement and cancels and

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supersedes any prior understandings and agreements between the Parties to this Agreement with respect to the subject matter of this Agreement.

7.7 Amendments And Waivers. No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the Parties to this Agreement. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided in the written waiver, will be limited to the specific breach waived.

7.8 Severability. If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability will attach only to such provision or part of such provision and the remaining part of such provision and all other provisions of this Agreement will continue in full force and effect.

7.9 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Texas.

7.10 Venue. For the purpose of all legal proceedings, this Agreement will be deemed to have been performed in the State of Texas and the courts of the State of Texas will have jurisdiction to entertain any action arising under this Agreement. The Company and Nicholls each hereby agrees to the jurisdiction of the courts Collin County of the State of Texas.

7.11 Attorney's Fees. The prevailing Party in any legal proceeding brought under or with respect to this Agreement is entitled to recover from the non-prevailing Party all costs of such proceeding and reasonable attorney fees.

7.12 Further Acts. Each Party hereto agrees to perform any and all such further and additional acts and execute and deliver any and all such further and additional instruments and documents as may be reasonably necessary in order to carry out the provisions and effectuate the intent of this Agreement.

7.13 Recitals. The recitals and definitions set forth in the "Whereas" recitals above are incorporated herein word for word and made a part of this Agreement for all purposes.

7.14 Counterpart Execution. This Agreement may be executed in any number of counterparts by facsimile, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

7.15 Successors And Assigns.

7.15.1 This Agreement is intended to inure to the benefit of and be enforceable by the Company and its successors and assigns as well as by Nicholls, his successors and personal representatives.

7.15.2 Nicholls hereby acknowledges and agrees that the services to be performed under this Agreement are personal and, therefore, Nicholls may not assign any of his duties under this Agreement without the Company's prior written consent.

7.15.3 Any successor to the Company (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all, or substantially all, of the Company's assets shall assume by written instrument (a copy of which is to be delivered to Nicholls) the obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term "Company" shall include any successor (or assign) to the Company's assets.

7.16 Independent Counsel. Nicholls hereby acknowledges and agrees that he has had reasonable opportunity to consult with separate legal counsel with respect to the matters contained herein and is not relying on any representations of any Party with respect to any of the terms or provisions of this Agreement not otherwise contained herein.

IN WITNESS WHEREOF, the Parties have executed this Agreement to be effective as of the Effective Date.

COMPANY:

SHARING SERVICES GLOBAL CORPORATION,
a Nevada corporation

By: ______________________

Printed Name: ______________________
Title: ______________________

Dated: ______________________

NICHOLLS:

[signature]
S. Mark Nicholls

Dated: January 15, 2021

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SCHEDULE "A"

DEFINITIONS

1. Cause. "Cause" means:

(a): Willful misconduct, willful dishonesty, engaging in conduct constituting unlawful harassment or discrimination, conviction of a criminal felony, or of an immoral nature within the standards of Nicholls's local community, which could have or which has had a Material, adverse effect on the Company; or

(b) Other conduct in Material and willful breach of this Agreement, which is not timely cured under Section 5.12 (b); or

(c) Material and continued insubordination or chronic absenteeism which adversely affects the conduct of the Company's business operations.

2. Company. "Company" means Sharing Services Global Corporation and as the context requires, in the election of Sharing Services Global Corporation, any Subsidiary and Subsidiary Affiliates.

3. Confidential Information. "Confidential Information" means confidential information of the Company, including trade secrets, customer lists and other confidential information concerning the business and affairs of the Company. Nicholls's obligations of confidence described above do not apply to information which is:

(a) available to the public other than by breach of obligations of confidence owed by Nicholls; or

(b) rightfully received by Nicholls, outside of the course of Nicholls's employment, from
a third party without confidentiality limitations; or

(c) independently developed by Nicholls without reliance on any Confidential Information of the Company; or

(d) known to Nicholls prior to the first receipt of the same in the course of Nicholls's employment.

4. Date Of Termination. "Date of Termination" means the date on which a proper Notice of Termination is given to or by Nicholls or the date otherwise specified in the Notice of Termination or the actual date Nicholls's employment is terminated, or in the case of the death of Nicholls, the Date of Death, or in the case of a Permanent Disability, the Date of Disability, whichever occurs first.

5. Date Of Death. "Date of Death" shall mean the date of decease of Nicholls as set out in the certificate of death issued by the applicable governmental authority.

6. Date Of Disability. "Date of Disability" shall be the first date a Permanent Disability exists.

7. Event Of Default. "Event of Default" shall have the meaning set out in Section 5.12.

8. Good Reason. "Good Reason" means:

(a) the Company and its Subsidiaries, taken as a whole, cease to operate as a going concern; or

(b) the Company fails to pay, when due, any amount payable by it to Nicholls pursuant to this Agreement, provided Company shall have thirty (30) days' opportunity to cure such failure to pay following receipt of written notice from Nicholls notifying Company of the claimed failure to pay; or

(c) any term of Nicholls's employment with the Company is changed without Nicholls's consent in any proceedings under any bankruptcy, reorganization, arrangement, dissolution, winding-up or liquidation statute or law of any jurisdiction; or

(d) the event of a Permanent Disability (defined below); or

(e) the Company: (i) reduces Nicholls' Annual Base Salary in an amount 5% or greater or (ii) without Nicholls' consent, effects or implements a material change in Nicholls' authority, functions, duties or responsibilities, which would cause Nicholls' position with the Company to become subordinate in responsibility, importance or scope to any operating officer of the Company (whose status is not identified in the Company's governance documents); or

(f) any Material breach or Event of Default of this Agreement by the Company which is not timely cured.

9. Notice Of Termination. "Notice of Termination" shall have the meaning set out in Section 5.1, above.

10. Other Ventures. "Other Ventures" means those business activities and business relationships described in Section 6.6, including, but not limited to, the ventures described on **Schedule "C"** attached hereto.

11. Party; Parties. Any reference to a "Party" under this Agreement shall mean the applicable of Nicholls and the Company (and its Subsidiaries), as the context so requires. Any references to the "Parties" under this Agreement shall mean the aggregate of Nicholls and the Company (and its Subsidiaries).

12. Permanent Disability. "Permanent Disability" means Nicholls's absence from his duties with the Company on a full-time basis for more than six (6) consecutive months as a result of

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Nicholls's incapacity due to a physical or mental illness or condition which is certified by a duly licensed medical doctor in the State of Texas.

13. **Subsidiary; Subsidiaries.** "Subsidiary": (i) has the meaning ascribed to it in the Texas Business Organizations Code and (ii) shall further mean any entity which is wholly owned by the Company or which is a Subsidiary Affiliate. "Subsidiaries" shall mean more than one Subsidiary.

14. **Subsidiary Affiliate(s).** "Subsidiary Affiliates" shall mean any wholly owned subsidiary of a Subsidiary.

15. **Surviving Spouse.** "Surviving Spouse" shall mean the spouse of Nicholls as of the Date of Death of Nicholls, provided Nicholls and such spouse are legally married as of such Date of Death.

16. **Term.** "Term" shall have the meaning set out in Section 3.1, above.